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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                               (Amendment No. 6)

                  Under the Securities Exchange Act of 1934

                              TELEMUNDO GROUP, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, par value $.01 per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   87943M306
                                   87943M405
                                 (CUSIP Number)

                                Guillermo Bron
                           Bastion Capital Fund, L.P.
                     1999 Avenue of the Stars, Suite 2960
                        Los Angeles, California  90067
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                with a copy to:

                             Edmund M. Kaufman, Esq.
                               Irell & Manella LLP
                        333 South Hope Street, Suite 3300
                          Los Angeles, California 90071
                                 (213) 620-1555

                                 November 24, 1997
                        (Date of Event which Requires
                          Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Statement because of Rule 13d-1(b)(3) or (4), check the
     following:                                                ___
                                                              /  /

     Check the following box if a fee is being paid with this
     Statement:                                               ___
                                                             /  /


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     CUSIP NO. 87943M306
     CUSIP No. 87943M405        Schedule 13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          BASTION CAPITAL FUND, L.P.

     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      ___
                                                  (a)/  /
                                                     ___
                                                  (b)/X /**
     (3)  SEC USE ONLY

     (4)  SOURCE OF FUNDS*

          WC

     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)              ___
                                                     /  /

     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        : (7)  SOLE VOTING POWER
                                        :
                                        :      -0-**
                                        :
      NUMBER OF SHARES BENEFICIALLY     : (8)  SHARED VOTING
      OWNED BY EACH REPORTING           :
           PERSON WITH                  :      1,847,685**
                                        :
                                        :
                                        : (9)  SOLE DISPOSITIVE
                                        :
                                        :      1,847,685**
                                        :
                                        :(10)  SHARED DISPOSITIVE
                                        :
                                               -0-

     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,847,685**

     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11   ___
          EXCLUDES CERTAIN SHARES*                     / X /

     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          18.5%**


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     (14) TYPE OF REPORTING PERSON*
          PN

**  Please see Items 4 and 5 of the Initial Statements, as amended hereby

                                       3


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ITEM 1.   SECURITY AND ISSUER

     This Amendment No. 6 to Schedule 13D relates to shares of common stock, par value $.01 per share (the "Shares"), of Telemundo Group, Inc. a Delaware corporation (the "Issuer"). The common stock of the Issuer consists of two series: Class A ("Class A Shares") and Class B ("Class B Shares"). The principal executive offices of the Issuer are located at 2290 West 8th Avenue, Hialeah, Florida 33010.

     This Amendment No. 6 amends the initial statement and Amendments No. 1 through No. 5, to the Schedule 13D, previously filed by Bastion (collectively, the "Initial Statements") and is being filed to report the matters set forth in Item 4 hereof. Reference is made to the Initial Statements for information concerning certain defined terms used herein and not otherwise defined herein. The Initial Statements are amended as set forth herein.

ITEM 4.  PURPOSE OF TRANSACTION

     On November 24, 1997, TLMD Station Group, Inc. ("Parent") and its wholly-owned subsidiary, TLMD Acquisition Co. ("Subsidiary"), entered into an Agreement and Plan of Merger (the "Agreement") with the Issuer pursuant to which Subsidiary is to be merged (the "Merger") with and into the Issuer and each outstanding Series A Share and each outstanding Series B Share will be converted into the right to receive $44 in cash per Share. Subject to certain conditions, the purchase price per Series A Share and Series B Share will increase at the rate of 8% per annum commencing on the earlier of August 1, 1998 or the date which is seven months after Parent and Subsidiary have initially filed with the Federal Communications Commission (the "FCC") the FCC Form 315 seeking approval of the change in control of the Issuer's FCC broadcasting licenses. Parent is a corporation formed by Bastion, Apollo Investment Fund III, L.P. ("Apollo"), Liberty Media Corporation and Sony Pictures Entertainment Inc. The transaction was negotiated under the direction of and recommended by directors of the Issuer unaffiliated with Bastion or Apollo, and approved by the Board of Directors of the Issuer.

     Completion of the Merger is subject to several conditions as set forth in the Agreement, including, without limitation, approval of the Merger by the holders of a majority of the outstanding Series A Shares and Series B Shares (voting together as a single class), approval by the FCC of the transfer of the Issuer's broadcast licenses without the imposition of certain specified conditions or restrictions that are not acceptable to Parent, and receipt by Parent of financing sufficient to perform its obligations under the Agreement, to provide working capital for the business of the Issuer and to consummate the transactions contemplated by the Agreement, including the payment of related fees and expenses, pursuant to certain debt and equity commitments which have been arranged (or pursuant to alternative financing arrangements).

     The foregoing summary of the Agreement is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit (7) and incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Bastion is the beneficial owner of (i) 964,997 Class A Shares (approximately 16.4% of the Class A Shares outstanding) and (ii) 882,688 Class B Shares (approximately 21.4% of the Class B Shares outstanding). The 1,847,685 Shares owned by Bastion represent approximately 18.5% of the total Shares outstanding.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

     (7) Agreement and Plan of Merger, dated as of November 24, 1997, by and among TLMD Station Group, Inc., TLMD Acquisition Co. and Telemundo Group, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 28, 1997

                                       BASTION CAPITAL FUND, L.P.

                                       By:  Bastion Partner, L.P.,
                                            its general partner

                                            By:  Bron Corp.,
                                                 its general partner

                                                 By:  /s/ Guillermo Bron
                                                      Guillermo Bron
                                                      President

                                            By:  Villanueva Investments, Inc.,
                                                 its general partner

                                            By:  /s/ Daniel D. Villanueva
                                                 Daniel D. Villanueva
                                                 President


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                                 EXHIBIT INDEX


Exhibit No.

    7 Agreement and Plan of Merger, dated as of November 24, 1997, by and among TLMD Station Group, Inc., TLMD Acquisition Co. and Telemundo Group, Inc.